ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated April 3, 2012

ETRACS DJ-UBS Commodity Index 2-4-6

Blended Futures ETN

Profile

ETN Ticker	BLND
Issuer	UBS AG
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)
Index	Dow Jones -UBS Commodity Index 2-4-6 Forward Blend Total ReturnSM
Index Ticker	DJUF246T
Initial Trade Date	Expected April 25, 2012
Maturity Date	Expected April 30, 2042
Fee Amount (%)*	Expected 0.70% per annum, accrued on a daily basis
CUSIP	90267L201
Primary Exchange	NYSE Arca

*See “Selected risk considerations” and the disclaimer for more information.

About the ETN

The DJ-UBS Commodity Index 2-4-6 Blended Futures ETN (the “ETN”) is designed to give exposure to the Index, which provides diversified exposure across multiple commodity futures maturities. The Index seeks to limit concentration at any one point on the commodity futures price curves. Historically, including exposure to longer dated maturities has helped to mitigate the costs associated with holding and rolling shorter dated commodity futures positions.

About the Index

The Index is an equally-weighted basket of the Dow Jones-UBS Commodity Index 2 Month ForwardSM (the “2-Month Sub-Index”), the Dow Jones-UBS Commodity Index 4 Month ForwardSM (the “4-Month Sub-Index”) and the Dow Jones-UBS Commodity Index 6 Month ForwardSM (the “6-Month Sub-Index” and, together with the 2-Month Sub-Index and the 4-Month Sub-Index, the “Sub-Indices” and each a “Sub-Index”). The three Sub-Indices are calculated in the same manner as the Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index”), except that, instead of calculations based on the front-month futures contracts, the Sub-Indices are calculated based on the futures contracts expirations that are included in the DJ-UBS Commodity Index in two months’, four months’ and six months’ time, respectively, from the date of calculation. It is important to note that the 6-Month Sub-Indices for live cattle, lean hogs and unleaded gasoline measure the exposure of futures contracts in 5 months’ time. The Index is a “total return” index. The overall return on the Index is generated by two components: (i) unleveraged returns on the three Sub-Indices and (ii) the returns that correspond to the weekly announced interest rate for specified 3-month U.S. Treasury Bills.

The DJ-UBS Commodity Index 2-4-6 Forward Blend Total ReturnSM is composed of the prices of twenty exchange-traded futures contracts on physical commodities. For 2012, the commodities included in the DJ-UBS Commodity Index are as follows: aluminum, Brent crude, coffee, copper, corn, cotton, WTI Crude Oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gas (RBOB), wheat and zinc.

Ticker: BLND

Key Features

•	Exposure to the same commodities as the Dow Jones-UBS Commodity Index

•	Diversification of exposure across multiple commodity futures maturities

•	Reduced roll risk in the futures contracts by investing further out on the futures curve

•	Convenience of an exchange- traded security

The Index was created on December 15, 2011

and has no performance history prior to that date.

DJ-UBS Commodity Index Target Weight

Breakdown by Commodity Group

Source: Dow Jones Indexes

Benefits of investing in BLND:

Exposure to the same commodities as the Dow Jones-UBS Commodity Index.

Diversification of exposure across multiple commodity futures maturities to limit futures contract concentration at any one point on the futures curve.

Reduced roll risk in the futures contracts by investing further out on the futures curve.

Convenience of an exchange-traded security.

ETRACS. Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

Target Weights as of February 2012

WTI Crude Oil	9.69%
Natural Gas	10.77%
Brent Crude Oil	5.31%
Unleaded Gasoline	3.41%
Heating Oil	3.46%
Live Cattle	3.63%
Lean Hogs	2.11%
Soybeans	7.08%
Corn	6.67%
Wheat	4.96%
Sugar	3.76%
Soybean Oil	3.37%
Coffee	2.57%
Cotton	2.00%
Copper	7.06%
Aluminum	5.88%
Zinc	3.12%
Nickel	2.58%
Gold	9.79%
Silver	2.77%

Selected risk considerations

An investment in the ETRACS ETN involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the preliminary prospectus supplement for the ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your principal — The ETNs are fully exposed to any decline in the level of the Index. Because the cumulative negative effect of the Fee Amount and any Redemption Fee reduces your final payment, the change in the Index Closing Level over the term of the ETNs will need to be sufficient to offset the cumulative negative effect of the Fee Amount and any Redemption Fee in order for you to receive a payment at maturity equal to your initial investment in the ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Closing Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the exchange-traded futures contracts comprising the Index and, consequently, the value of the ETNs.

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The Index may not perform as designed — Although the Index seeks to limit concentration at any one point on the commodity futures price curve by diversifying exposure across multiple commodity futures maturities, and thus helping to mitigate the costs associated with holding and rolling shorter dated commodity futures positions, there is no assurance that this strategy will be successful and that any reduction in costs will be achieved.

•

Market risk — The return on the ETNs, which may be positive or negative, is directly linked to the performance of the Index as measured by the Daily Index Factor, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

•

Credit of UBS — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

•

Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy and agriculture, and may therefore carry risks similar to a concentrated ETNs investment in a limited number of industries or sectors.

•

A trading market for the ETNs may not develop — Although the ETNs have been approved for listing on the NYSE Arca, subject to official notice of issuance, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on the NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

•	No interest payments on the ETNs — You will not receive any interest payments on the ETNs.
•

No direct exposure to fluctuations in foreign exchange rates — The value of your ETNs will not be adjusted to compensate for exchange rate fluctuations between the U.S. dollar and any other currencies in which any futures contacts comprising the Index may be quoted. Therefore, if any applicable non-U.S. dollar currencies appreciate or depreciate relative to the U.S. dollar over the term of the ETNs, you will not receive any additional payment at maturity or call, upon acceleration or upon early redemption, nor incur any reduction in such potential payment.

•

The ETNs may not provide a hedge against commodity price and/or value decreases — The ETNs may not provide a hedge against a decrease in the price and/or value of the commodities included in the index.

•

Limited performance history — The return on the ETNs is linked to the performance of the Index, as measured by the Daily Index Factor. The Index was created on December 15, 2011. As a result, the Index has a limited performance history and it is uncertain how the Index will perform in the future.

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No redemption prior to an expected date of May 7, 2012 — You may elect to have your ETNs redeemed on or after an expected date of May 7, 2012. Accordingly, your ability to liquidate the ETNs may be limited prior to that date.

•

Minimum Redemption Amount — You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

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Your Redemption Election is Irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the applicable Valuation Date.

•

Potential automatic acceleration — In the event the indicative value of the ETNs on any Trading Day (i) equals $5.00 or less or (ii) decreases in value at least 60% as compared to the closing indicative value on the previous Trading Day, all issued and outstanding ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Cash Settlement Amount even if the indicative value subsequently increases on that day.

•

Owning the ETNs is not the same as owning any of the futures contracts included in the Sub-Indices — The return on your ETNs may not reflect the return you would realize if you actually owned any of the exchange-traded futures contracts included in the Sub-Indices.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
•	UBS’s Call Right — UBS may redeem all outstanding ETNs at any time after an expected date of April 30, 2013 as described in the ETRACS Prospectus.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-387 2275 Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Email: etracs@ubs.com Website: etracs.com

1The issuer credit rating as of March 28, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the preliminary prospectus supplement for the ETRACS ETNs.

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a preliminary prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable preliminary prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®”, “DJ”, “UBS”, “Dow Jones-UBS Commodity Index 2-4-6 Forward Blend Total ReturnSM”, “Dow Jones-UBS Commodity Index 2 Month ForwardSM”, “Dow Jones-UBS Commodity Index 4 Month ForwardSM”, “Dow Jones-UBS Commodity Index 6 Month ForwardSM”, “Dow Jones-UBS Commodity IndexSM” and “DJ-UBS CI” are service marks of Dow Jones Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG, as the case may be, have been licensed to CME Indexes and sublicensed for use for certain purposes by UBS. Other marks may be trademarks of their respective owners. All rights reserved.

Neither Dow Jones nor CME Indexes makes any representation or warranty, express or implied, to the owners of or counterparts to the ETNs or any member of the public regarding the advisability of investing or trading in ETNs or commodities generally or in the ETNs particularly. Dow Jones is a licensor of certain trademarks, trade names and service marks of Dow Jones. CME Indexes is a calculator and distributor of the Index, the Sub-Indices and the DJ-UBS Commodity Index, which are determined and calculated by CME Indexes in conjunction with UBS Securities LLC without regard to the ETNs. Neither Dow Jones, CME Indexes nor UBS Securities LLC has any obligation to take the needs of the ETNs holders into consideration in determining, composing or calculating the Index, the Sub-Indices and the DJ UBS Commodity Index. Neither Dow Jones nor CME Indexes is responsible for, and they have not participated in, the determination of the timing of, prices at, or quantities of the ETNs that are to be issued or traded or, if applicable, in the determination or calculation of the equation by which the ETNs are to be converted into cash. Neither Dow Jones nor CME Indexes has any obligation or liability in connection with the administration, marketing or trading of the ETNs. The ETNs are not sponsored, endorsed, sold or promoted by Dow Jones or CME Indexes.UBS and its affiliates actively trade commodities, commodity futures and commodity indexes (including the Dow Jones-UBS Commodity Index 2-4-6 Forward Blend Total ReturnSM, the Dow Jones-UBS Commodity Index 2 Month ForwardSM, the Dow Jones-UBS Commodity Index 4 Month ForwardSM, the Dow Jones-UBS Commodity Index 6 Month ForwardSM, the Dow Jones-UBS Commodity IndexSM and related indexes), as well as swaps, options and other derivatives which are linked to the performance of commodities, commodity futures and commodity indexes. This trading activity may affect the value of commodities; commodity indexes (including the Dow Jones-UBS Commodity IndexSM, the Dow Jones-UBS Commodity Index 2-4-6 Forward Blend Total ReturnSM, the Dow Jones-UBS Commodity Index 2 Month ForwardSM, the Dow Jones-UBS Commodity Index 4 Month ForwardSM, the Dow Jones-UBS Commodity Index 6 Month ForwardSM and related indexes); sub-indexes of such indexes; components thereof; commodity index swaps linked to such indexes, sub-indexes and components; and products or transactions entered into, issued and/or sponsored by UBS, CME Indexes or Dow Jones. UBS and its subsidiaries and affiliates may undertake such trading activity (including but not limited to proprietary trading and trading that they deem appropriate in their sole discretion to hedge their market risk in any transaction) without regard to any effect it may have on products or transactions entered into, issued and/or sponsored by UBS Securities LLC or Dow Jones.

NEITHER DOW JONES, CME INDEXES NOR UBS GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF THE INDEX, THE SUB-INDICES OR THE DJ-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO AND NEITHER DOW JONES, CME INDEXES NOR UBS SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NEITHER DOW JONES, CME INDEXES NOR UBS MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE PARTIES TO ANY TRANSACTION INVOLVING THE INDEX, THE SUB-INDICES OR THE DJ-UBS COMMODITY INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX, THE SUB-INDICES OR THE DJ-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO. NEITHER DOW JONES, CME INDEXES NOR UBS MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX, THE SUB-INDICES OR THE DJ-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME INDEXES OR UBS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, CME INDEXES AND UBS.

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